

SEC 02004839 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 1 4 2002
WASH. DC
354
SECTION

SEC FILE NUMBER
8-42966

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dirigo Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 High Street
(No. and Street)

Ellsworth	Maine	04605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Shencavitz (207) 288-3314
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry Dunn McNeil & Parker
(Name — *if individual, state last, first, middle name*)

100 Middle Street	Portland	ME	04104-1100
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gerald Shencavitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dirigo Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

CFO - BTI Financial Group

Title

CFO - Bar Harbor Bankshares

Notary Public

JUDITH W. FULLER, Notary Public
My Commission Expires November 1, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIRIGO INVESTMENTS, INC.

December 31, 2001

Table of Contents

BERRY. DUNN. MCNEIL & PARKER



CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dirigo Investments, Inc.

We have audited the accompanying statement of financial condition of Dirigo Investments, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dirigo Investments, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Bangor, Maine
February 8, 2002

PORTLAND, ME · BANGOR, ME · LEBANON, NH · MANCHESTER, NH
WWW.BDMP.COM

DIRIGO INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2001

ASSETS

Cash	$ 16,119
Money market funds on deposit with clearing broker	26,212
Money market funds, other	20,409
Total cash and cash equivalents	62,740
Due from broker	62,654
Furniture and equipment, at cost, net of accumulated depreciation of $13,130	48,148
Goodwill, net of amortization of $144,118	750,001
Other assets	66,977
Income tax receivable	86,349
Total assets	$1,076,869

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to broker	$ 15,849
Other accounts payable and accrued expenses	48,108
	63,957
Commitments (Notes 2 and 3)	
Subordinated borrowing	100,000
Stockholder's equity	
Common stock of no par value; authorized 3,000 shares, issued 100 shares	50,000
Additional paid-in capital	1,354,119
Accumulated deficit	(466,207)
	937,912
Less cost of treasury stock, 50 shares	(25,000)
Total stockholder's equity	912,912
Total liabilities and stockholder's equity	$1,076,869

The accompanying notes are an integral part of these financial statements.

DIRIGO INVESTMENTS, INC.

Statement of Operations

Year Ended December 31, 2001

Revenues	
Commissions	$ 708,936
Principal transactions	4,300
Income from insurance products	20,690
Interest	25,662
Total revenues	759,588
Expenses	
Employee compensation and benefits	683,746
Transaction clearing charges	94,282
Communications and data processing	101,060
General office and operating expenses	330,227
Depreciation and amortization	82,474
Interest	10,001
Total expenses	1,301,790
Loss before income tax benefit	(542,202)
Income tax benefit	184,349
Net loss	$ (357,853)

The accompanying notes are an integral part of these financial statements.

DIRIGO INVESTMENTS, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2001

	Common Stock		Additional Paid-In	Accumulated	Treasury Stock		Total Stockholder's
	Shares	Amount	Capital	Deficit	Shares	Amount	Equity
Balances at December 31, 2000	100	$50,000	$1,104,119	$(108,354)	50	$(25,000)	**$1,020,765**
Net loss	-	-	-	(357,853)	-	-	**(357,853)**
Capital contributions	-	-	250,000	-	-	-	**250,000**
Balances at December 31, 2001	100	$50,000	$1,354,119	$(466,207)	50	$(25,000)	**$ 912,912**

The accompanying notes are an integral part of these financial statements.

DIRIGO INVESTMENTS, INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2001

Subordinated borrowing at December 31, 2000	$100,000
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payment of subordinated notes	-
Subordinated borrowing at December 31, 2001	$100,000

The accompanying notes are an integral part of these financial statements.

DIRIGO INVESTMENTS, INC.

Statement of Cash Flows

Year Ended December 31, 2001

Cash flows from operating activities	
Net loss	$(357,853)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation and amortization	82,474
Increase in	
Due from broker	(5,906)
Income tax receivable	(13,349)
Other assets	(10,142)
Increase in	
Payable to broker	2,530
Other accounts payable and accrued expenses	31,265
Net cash used by operating activities	(270,981)
Cash flows from investing activities	
Furniture and equipment purchases	(18,115)
Cash flows from financing activities	
Capital contributions	250,000
Net decrease in cash and cash equivalents	(39,096)
Cash and cash equivalents, beginning of year	101,836
Cash and cash equivalents, end of year	$ 62,740

The accompanying notes are an integral part of these financial statements.

Nature of Business

The Company is a wholly-owned subsidiary of BTI Financial Group (Parent). BTI Financial Group is a wholly-owned subsidiary of Bar Harbor Bankshares. The Company is primarily engaged in the business of executing securities transactions as a discount broker for clients. The Company is an introducing broker; therefore, its customer accounts are held and maintained by an independent clearing broker. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investors Protection Corporation). The Company's offices are located in Ellsworth and Bangor, Maine. Effective November 27, 2001, the Company is also a Maine registered investment advisor.

1. Summary of Significant Accounting Policies

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Revenues

Securities transactions and commission revenues are reported on a trade date basis.

Goodwill

Goodwill is being amortized using the straight-line method over ten to fifteen years.

Furniture and Equipment

Furniture and equipment is depreciated by the straight-line method over the estimated useful lives of the respective assets.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by Bar Harbor Bankshares. Income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax liability or benefit calculated is either remitted to or received from Bar Harbor Bankshares. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred income taxes are not significant.

1. Summary of Significant Accounting Policies (Concluded)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days, including funds on deposit with its clearing broker, that are not held for sale in the ordinary course of business.

2. Money Market Funds on Deposit with Broker

The Company is required by contract to maintain a minimum deposit of $25,000 with the independent clearing broker that holds and maintains its customer accounts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $61,437 which was $11,437 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.04 to 1.

4. Related Party Transactions

The Company is part of a group affiliated through common ownership and shares certain operating expenses with the other members of the group. Transactions with these related parties for the year ended December 31, 2001 include commissions income received from affiliates of $120,823 and expenses paid to parent of $68,069 for occupancy costs and interest on the subordinated loan agreement discussed below.

The Company has an unsecured subordinated loan agreement (qualifying as regulatory capital) with the Parent of the Company totaling $100,000. The loan, which is subordinated to claims of general creditors, matures on February 6, 2003 and interest only is payable at 10% per year. The proceeds of the subordinated note payable are available to the Company in computing its net capital under the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (rule 15c3-1). To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Cash paid for interest was $12,501 for the year ended December 31, 2001.

5. Retirement Plan

The Company is covered by the Bar Harbor Bankshares 401(k) plan. The plan covers all qualified employees who have attained the age of 21 and have one year of service. The employees may contribute up to 15% of their salaries and the Company matches 25% of the first 6%. Additionally, a discretionary contribution determined by Bar Harbor Bankshares may be made, which was 4% of salaries in 2001. Matching and discretionary contributions made by the Company were $16,342 for the year ended December 31, 2001.

6. Line of Credit

The Company has available a $2,000 overdraft protection line of credit for its bank cash account. There was no outstanding balance on this line at December 31, 2001.

7. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables from and payables to brokers, accounts payable and the subordinated borrowing. The carrying values of all instruments approximate their fair values.

8. Subsequent Events

An employee has resigned their position with the Company and has claimed entitlement to severance under an existing employment agreement. Since the employment agreement is with BTI Financial Group, the Company believes that resolution of this and any other claims by the employee will not have a material adverse effect on the Company.

DIRIGO INVESTMENTS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital	
Stockholder's equity	$912,912
Add: Subordinated borrowing	100,000
Deduct: Nonallowable assets	
Income tax receivable	(86,349)
Furniture and equipment, net	(48,148)
Securities not readily marketable	(29,300)
Other assets	(37,677)
Goodwill	(750,001)
Net capital	$ 61,437
Aggregate indebtedness	
Payable to broker	$ 15,849
Other accounts payable and accrued expenses	48,108
Total aggregate indebtedness	$ 63,957
Computation of basic net capital requirement	
Minimum net capital required	$ 50,000
Excess net capital	11,437
Total net capital	$ 61,437
Ratio: Aggregate indebtedness to net capital	1.04 to 1

Note: A reconciliation to the Company's Part II (unaudited) FOCUS report is not included, as the difference is not material.

DIRIGO INVESTMENTS, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The provisions of this rule are not applicable to Dirigo Investments, Inc. pursuant to rule 15c3-3 paragraph (k)(2)(ii). Dirigo Investments, Inc. is an introducing broker/dealer, which clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

DIRIGO INVESTMENTS, INC.

Information Relating To Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The provisions of this rule are not applicable to Dirigo Investments, Inc. pursuant to rule 15c3-3 paragraph (k)(2)(ii). Dirigo Investments, Inc. is an introducing broker/dealer, which clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

BERRY. DUNN . MCNEIL & PARKER



CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Stockholder
Dirigo Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Dirigo Investments, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Bangor, Maine
February 8, 2002